UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Therapix Biosciences Ltd.

(Name of Issuer)

American Depositary Shares (one of which represents 40 Ordinary Shares1, NIS 0.1 par value)

(Title of Class of Securities)

88339A 2032

(CUSIP Number)

May 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 One American Depositary Share represents 40 Ordinary Shares, NIS 0.1 par value.

2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No. 88339A 203

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,758
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 719,758
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 719,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.58% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on a total of 228,788,014 ordinary shares, par value NIS 0.10, of Therapix Biosciences Ltd. (the “Issuer” and the “Ordinary Shares”, respectively) outstanding as of March 31, 2020 (based on the Registrant’s Amendment No. 4 to its registration statement on Form F-1).

CUSIP No. 88339A 203

1	NAME OR REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,758
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 719,758
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 719,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.58% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Based on a total of 228,788,014 Ordinary Shares outstanding as of March 31, 2020 (based on the Registrant’s Amendment No. 4 to its registration statement on Form F-1).

Item 1(a).	Name of Issuer:

THERAPIX BIOSCIENCES LTD. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel

Item 2.	Identity and Background

(a)-(c) Pure Capital is an Israeli holding company incorporated in 2010. The address of its principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman. As of the date of this Schedule, Kfir Silberman, an Israeli citizen, is the officer, sole director and serves as the chairman of the board of directors of Pure Capital.

Kfir Silberman is the control shareholder of Pure Capital. As of the date of this Schedule, Mr. Silberman owns 100% of the shares of Pure Capital. The address of his principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

(d)-(e) During the last five years, neither Pure Capital or Kfir Silberman (collectively, the “Reporting Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Kfir Silberman is an Israeli citizen. The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 2, 2020, a copy of which is attached hereto as Exhibit 3.

Item 3.	Source and Amount of Funds or Other Consideration

The ADSs reported herein as beneficially owned by Pure Capital were acquired with the working capital of Pure Capital as applicable (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the ADSs because they believe that the ADSs are undervalued and represent an attractive investment opportunity. In addition, the Reporting Persons intends to seek positions of the Registrant’s board of directors and may seek to gain a control interest in the Registrant. The Reporting Persons intends to have discussions with the Registrant’s board of directors and management regarding topics including: (1) initiating capital raises under more favorable terms than previous capital raises, (2) addressing the Registrant’s chronic underperformance for shareholders, (3) changing the Registrant’s board and senior management composition and addressing corporate governance, (4) optimizing the Registrant’s assets, operations and capital allocation strategies, (5) pursuing opportunities to improve performance by addressing core operating deficiencies, and (6) initiating a review of strategic alternatives particularly in light of the Registrant’s apparent unwillingness to engage in discussions with third parties regarding such alternatives. The Reporting Persons expect to have discussions with the Registrant’s management and board of directors, shareholders and other interested parties relating to such matters. On June 1, 2020, Pure Capital issued a demand letter and a position statement, a copy of which is attached hereto as Exhibits 1 and 2, respectively.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The information included herein is based on a total of 228,788,014 Ordinary Shares outstanding as of March 31, 2020 (based on the Registrant’s Amendment No. 4 to its registration statement on Form F-1).

Pure Capital has the sole dispositive and voting power over 719,758 ADSs, representing approximately 12.58% of the outstanding share capital of the Registrant.

Kfir Silberman does not directly own any ADSs. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

(c) Schedule A annexed hereto lists all transactions in securities of the Registrant by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated June 1, 2020

Exhibit 2	Position Statement in connection with the Demand Letter to Convene a Special General Meeting of the Shareholders of the Registrant, dated June 1, 2020

Exhibit 3	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated June 2, 2020

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: June 2, 2020

SCHEDULE A

Transactions in Securities of the Registrant Since the Filing of the Schedule 13D

Therapix Biosciences Ltd.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	1,200	0.38	05/08/2020
Purchase of American Depositary Shares(1)	200	0.38	05/08/2020
Purchase of American Depositary Shares(1)	2,000	0.38	05/08/2020
Purchase of American Depositary Shares(1)	8,800	0.38	05/08/2020
Purchase of American Depositary Shares(1)	33,180	0.38	05/08/2020
Purchase of American Depositary Shares(1)	14,600	0.38	05/08/2020
Purchase of American Depositary Shares(1)	400	0.38	05/08/2020
Purchase of American Depositary Shares(1)	1,201	0.38	05/08/2020
Purchase of American Depositary Shares(1)	3,199	0.38	05/08/2020
Purchase of American Depositary Shares(1)	5,600	0.39	05/08/2020
Purchase of American Depositary Shares(1)	20,000	0.39	05/08/2020
Purchase of American Depositary Shares(1)	4,000	0.39	05/08/2020
Purchase of American Depositary Shares(1)	1,000	0.39	05/08/2020
Purchase of American Depositary Shares(1)	10,000	0.39	05/08/2020
Purchase of American Depositary Shares(1)	10,000	0.40	05/08/2020
Purchase of American Depositary Shares(1)	3,101	0.40	05/08/2020
Purchase of American Depositary Shares(1)	300	0.40	05/08/2020
Purchase of American Depositary Shares(1)	490	0.40	05/08/2020
Purchase of American Depositary Shares(1)	6,109	0.40	05/08/2020
Purchase of American Depositary Shares(1)	(7,500)	0.49	05/08/2020
Purchase of American Depositary Shares(1)	(10,000)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(900)	0.48	05/08/2020
Purchase of American Depositary Shares(1)	(19,100)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(1,200)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(2,000)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(6,800)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(400)	0.48	05/08/2020
Purchase of American Depositary Shares(1)	(3,000)	0.48	05/08/2020
Purchase of American Depositary Shares(1)	(5,000)	0.47	05/08/2020
Purchase of American Depositary Shares(1)	(1,600)	0.48	05/08/2020
Purchase of American Depositary Shares(1)	(500)	0.53	05/10/2020
Purchase of American Depositary Shares(1)	(588)	0.53	05/10/2020
Purchase of American Depositary Shares(1)	(200.00)	0.53	05/10/2020
Purchase of American Depositary Shares(1)	(1,000)	0.53	05/10/2020
Purchase of American Depositary Shares(1)	(1,000)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(3,000)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(712)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(2,000)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(1,500)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(100)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(16,400)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(3,000)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(1,900)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(754)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(11,346)	0.51	05/10/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	(3,000)	0.51	05/10/2020
Purchase of American Depositary Shares(1)	(100)	0.53	05/10/2020
Purchase of American Depositary Shares(1)	(400)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(500)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(2,000)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(1,078)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(200)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(1,602)	0.52	05/10/2020
Purchase of American Depositary Shares(1)	(4,299)	0.50	05/10/2020
Purchase of American Depositary Shares(1)	(500)	0.50	05/10/2020
Purchase of American Depositary Shares(1)	(300)	0.50	05/10/2020
Purchase of American Depositary Shares(1)	(9,901)	0.50	05/10/2020
Purchase of American Depositary Shares(1)	9,113	0.38	05/15/2020
Purchase of American Depositary Shares(1)	4,100	0.38	05/15/2020
Purchase of American Depositary Shares(1)	6,000	0.38	05/15/2020
Purchase of American Depositary Shares(1)	787	0.39	05/15/2020
Purchase of American Depositary Shares(1)	2,000	0.39	05/15/2020
Purchase of American Depositary Shares(1)	18,000	0.39	05/15/2020
Purchase of American Depositary Shares(1)	5,500	0.41	05/15/2020
Purchase of American Depositary Shares(1)	3,000	0.41	05/15/2020
Purchase of American Depositary Shares(1)	200.00	0.41	05/15/2020
Purchase of American Depositary Shares(1)	1,400	0.41	05/15/2020
Purchase of American Depositary Shares(1)	9,900	0.41	05/15/2020
Purchase of American Depositary Shares(1)	1,155	0.42	05/15/2020
Purchase of American Depositary Shares(1)	3,000	0.42	05/15/2020
Purchase of American Depositary Shares(1)	20,845	0.42	05/15/2020
Purchase of American Depositary Shares(1)	5,000	0.43	05/15/2020
Purchase of American Depositary Shares(1)	(10,000)	0.41	05/15/2020
Purchase of American Depositary Shares(1)	(6,824)	0.41	05/15/2020
Purchase of American Depositary Shares(1)	(200)	0.41	05/15/2020
Purchase of American Depositary Shares(1)	(100)	0.41	05/15/2020
Purchase of American Depositary Shares(1)	(14,924)	0.41	05/15/2020
Purchase of American Depositary Shares(1)	(45)	0.40	05/15/2020
Purchase of American Depositary Shares(1)	(517)	0.40	05/15/2020
Purchase of American Depositary Shares(1)	(2,952)	0.40	05/15/2020
Purchase of American Depositary Shares(1)	(16,486)	0.40	05/15/2020
Purchase of American Depositary Shares(1)	(3,201)	0.40	05/19/2020
Purchase of American Depositary Shares(1)	(100)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	13,846	0.41	05/19/2020
Purchase of American Depositary Shares(1)	12,054	0.41	05/19/2020
Purchase of American Depositary Shares(1)	799	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(20,000)	0.43	05/19/2020
Purchase of American Depositary Shares(1)	(120)	0.42	05/19/2020
Purchase of American Depositary Shares(1)	(1,101)	0.42	05/19/2020
Purchase of American Depositary Shares(1)	(1,100)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(2,000)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(100)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(100)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(2,433)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(1,000)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(7,006)	0.41	05/19/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	(700)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(40)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(2,252)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	(10,000)	0.41	05/19/2020
Purchase of American Depositary Shares(1)	30,000	0.43	05/19/2020
Purchase of American Depositary Shares(1)	5,410	0.44	05/19/2020
Purchase of American Depositary Shares(1)	8,190	0.44	05/19/2020
Purchase of American Depositary Shares(1)	16,400	0.44	05/19/2020
Purchase of American Depositary Shares(1)	30,000	0.43	05/19/2020
Purchase of American Depositary Shares(1)	45,132	0.41	05/20/2020
Purchase of American Depositary Shares(1)	2,465	0.42	05/20/2020
Purchase of American Depositary Shares(1)	27,535	0.42	05/20/2020
Purchase of American Depositary Shares(1)	12,100	0.42	05/20/2020
Purchase of American Depositary Shares(1)	37,900	0.42	05/20/2020
Purchase of American Depositary Shares(1)	50,000	0.42	05/20/2020
Purchase of American Depositary Shares(1)	58,477	0.41	05/20/2020
Purchase of American Depositary Shares(1)	3,000	0.41	05/20/2020
Purchase of American Depositary Shares(1)	9,900	0.42	05/20/2020
Purchase of American Depositary Shares(1)	600	0.42	05/20/2020
Purchase of American Depositary Shares(1)	1,800	0.42	05/20/2020
Purchase of American Depositary Shares(1)	1,045	0.42	05/20/2020
Purchase of American Depositary Shares(1)	29,787	0.42	05/20/2020
Purchase of American Depositary Shares(1)	7,298	0.43	05/20/2020
Purchase of American Depositary Shares(1)	22,782	0.43	05/20/2020
Purchase of American Depositary Shares(1)	(14,473)	0.57	05/28/2020
Purchase of American Depositary Shares(1)	(6,400)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(100)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(15,100)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(200)	0.55	05/28/2020
Purchase of American Depositary Shares(1)	(1,000)	0.55	05/28/2020
Purchase of American Depositary Shares(1)	(23,800)	0.55	05/28/2020
Purchase of American Depositary Shares(1)	(646)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(29,354)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(6,294)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(300)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(4,000)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(6,309)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(300)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(7,797)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(12,000)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(2,000)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(1,000)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(2,844)	0.55	05/28/2020
Purchase of American Depositary Shares(1)	(700)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(4,325)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(500)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(2,800)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(4,700)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(723)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(6)	0.54	05/28/2020
Purchase of American Depositary Shares(1)	(3,649)	0.53	05/28/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security (US$)	Date of Purchase / Sale
Purchase of American Depositary Shares(1)	(1,300)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(1,500)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	(6,545)	0.53	05/28/2020
Purchase of American Depositary Shares(1)	50,000	0.52	05/31/2020
Purchase of American Depositary Shares(1)	(191)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	(24,809)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	(1,500)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	(1,700)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	(100)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	(6,700)	0.54	05/31/2020
Purchase of American Depositary Shares(1)	600	0.54	05/31/2020
Purchase of American Depositary Shares(1)	29,400	0.54	05/31/2020
Purchase of American Depositary Shares(1)	2,602	0.52	05/31/2020
Purchase of American Depositary Shares(1)	10,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	5,300	0.55	05/31/2020
Purchase of American Depositary Shares(1)	19,191	0.55	05/31/2020
Purchase of American Depositary Shares(1)	509	0.55	05/31/2020
Purchase of American Depositary Shares(1)	35,000	0.53	05/31/2020
Purchase of American Depositary Shares(1)	25,000	0.54	05/31/2020
Purchase of American Depositary Shares(1)	40,000	0.54	05/31/2020
Purchase of American Depositary Shares(1)	1,800	0.54	05/31/2020
Purchase of American Depositary Shares(1)	18,200	0.54	05/31/2020
Purchase of American Depositary Shares(1)	24,000	0.53	05/31/2020
Purchase of American Depositary Shares(1)	15,000	0.54	05/31/2020
Purchase of American Depositary Shares(1)	7,918	0.54	05/31/2020
Purchase of American Depositary Shares(1)	40	0.55	05/31/2020
Purchase of American Depositary Shares(1)	200	0.54	05/31/2020
Purchase of American Depositary Shares(1)	1,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	1	0.55	05/31/2020
Purchase of American Depositary Shares(1)	2,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	2,446	0.55	05/31/2020
Purchase of American Depositary Shares(1)	1,395	0.55	05/31/2020
Purchase of American Depositary Shares(1)	12,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	30,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	16,000	0.54	05/31/2020
Purchase of American Depositary Shares(1)	19,901	0.55	05/31/2020
Purchase of American Depositary Shares(1)	99	0.55	05/31/2020
Purchase of American Depositary Shares(1)	50,000	0.55	05/31/2020
Purchase of American Depositary Shares(1)	9,800	0.50	05/31/2020
Purchase of American Depositary Shares(1)	200	0.50	05/31/2020
Purchase of American Depositary Shares(1)	400	0.50	05/31/2020
Purchase of American Depositary Shares(1)	5,001	0.51	05/31/2020
Purchase of American Depositary Shares(1)	400	0.50	05/31/2020
Purchase of American Depositary Shares(1)	4,199	0.51	05/31/2020
Purchase of American Depositary Shares(1)	15,000	0.50	05/31/2020
Purchase of American Depositary Shares(1)	14,000	0.51	05/31/2020
Purchase of American Depositary Shares(1)	599	0.50	05/31/2020
Purchase of American Depositary Shares(1)	2,305	0.51	05/31/2020
Purchase of American Depositary Shares(1)	12,096	0.51	05/31/2020
Purchase of American Depositary Shares(1)	5,000	0.51	05/31/2020
Purchase of American Depositary Shares(1)	7,000	0.51	05/31/2020

(1) One American Depository Share represents 40 Ordinary Shares of the Company, par value NIS 0.01 per share